UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

FINAL AMENDMENT

HATTERAS MULTI-STRATEGY TEI FUND, L.P.
(Name of Subject Company (Issuer))

HATTERAS MULTI-STRATEGY TEI FUND, L.P.
(Name of Filing Person(s) (Issuer))

LIMITED PARTNERSHIP INTERESTS
(Title of Class of Securities)

N/A
(CUSIP Number of Class of Securities)

David B. Perkins
8540 Colonnade Center Drive
Suite 401
Raleigh, NC 27615
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
Communications on Behalf of the Filing Person(s))

With a copy to:
Michael P. Malloy, Esq.
Drinker Biddle & Reath LLP
One Logan Square
Philadelphia, PA 19103-6996
215-988-2700

September 29, 2008
(Date Tender Offer First Published,
Sent or Given to Security Holders)

CALCULATION OF FILING FEE

Transaction Valuation: $ 34,800,000 (a)	Amount of Filing Fee: $1,367.64 (b)

(a) Calculated as the aggregate maximum value of Interests being purchased.

(b) Calculated at $39.30 per $1,000,000 of the Transaction Valuation.

☒      Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

         Amount Previously Paid:  $1,367.64
                                                   --------------------------------------------------------
         Form or Registration No.:  SC TO-I
                                                    -------------------------------------------------------
         Filing Party:  Hatteras Multi-Strategy TEI Fund, L.P.
                             ------------------------------------------------------------------------
         Date Filed:  September 29, 2008
                           --------------------------------------------------------------------------

☐      Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐      third-party tender offer subject to Rule 14d-1.

☒      issuer tender offer subject to Rule 13e-4.

☐      going-private transaction subject to Rule 13e-3.

☐      amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☒

This final amendment relates to the Issuer Tender Offer Statement on Schedule TO (the "Statement") originally filed with the Securities and Exchange Commission on September 29, 2008 by Hatteras Multi-Strategy TEI Fund, L.P. (the "Fund") in connection with an offer (the "Offer") by the Fund to purchase limited partnership interests ("Interests") in the Fund in an aggregate amount up to $34,800,000 on the terms and subject to the conditions set out in the Offer to Purchase and the related Letter of Transmittal. Copies of the Offer to Purchase and the Letter of Transmittal were previously filed as Exhibits B and C to the Statement on September 29, 2008.

This is the final amendment to the Statement and is being filed to report the results of the Offer. The following information is furnished pursuant to Rule 13e-4(c)(4):

1.   Holders of Interests in the Fund ("Partners") that desired to tender an Interest, or a portion thereof, for purchase were required to submit their tenders by 12:00 midnight, Eastern Time, on October 27, 2008.

2.   As of October 27, 2008, eighty-five (85) Partners validly tendered Interests and did not withdraw such tenders prior to the expiration of the Offer. These validly tendered Interests were accepted for purchase by the Fund in accordance with the terms of the Offer.

3.   The net asset value of the Interests tendered pursuant to the Offer was calculated as of December 31, 2008 in the amount of $10,511,781.

4.   The payment of the purchase price of the Interests or portions of Interests tendered was made in the form of promissory notes issued to each of the Investors whose tenders were accepted for purchase by the Fund in accordance with the terms of the Offer. The promissory notes were held by UMB Fund Services, Inc., the Fund's administrator, on behalf of such Investors, in accordance with the terms of the Offer.  Five Partners, whose tenders were accepted for purchase by the Fund, did not tender their entire Interest in the Fund, therefore, pursuant to the promissory notes issued to the Partners, the Fund will pay to the Partners 100% of the Partners' unaudited net asset value of the Interests tendered.  Cash payments in the amount of the unaudited net asset value of the Interests tendered were wired to the account(s) designated by such Partners in their Letters of Transmittal on or before January 23, 2009.  Eighty Partners, whose tenders were accepted for purchase by the Fund, tendered their entire Interest in the Fund; therefore, pursuant to the promissory notes issued to the Partners, the Fund will pay to the Partners at least 95% of the Partners' unaudited net asset value of the Interests tendered (the "Initial Payment"). The Fund will pay the Partners a contingent payment (the "Post-Audit Payment") equal to the excess, if any, of (1) the net asset value of the Interests tendered and purchased as of December 31, 2008 (as it may be adjusted based upon the next annual audit of the Fund's financial statements) over (2) the Initial Payment. The Post-Audit Payment will be payable promptly after the completion of the Fund's next annual audit. The Fund expects that the audit will be completed by the end of May 2009. Initial Payments in the amount of at least 95% of the Partners' unaudited net asset value of the Interest tendered were wired to the account(s) designated by such Partners in their Letters of Transmittal on January 23, 2009.

SIGNATURE

                  After due inquiry and to the best of my knowledge and belief, I certify that the information set out in this statement is true, complete and correct.

HATTERAS MULTI-STRATEGY TEI FUND, L.P.

By: /s/ David B. Perkins
-----------------------------------
Name: David B. Perkins
Title: President and Chairman of the Board of Directors

HATTERAS INVESTMENT MANAGEMENT LLC,
as General Partner

By: /s/ David B. Perkins
-----------------------------------
Name: David B. Perkins
Title: Managing Member

April 24, 2009